Michael A. Littman

Attorney at Law

PO Box 1839

Arvada, CO 80001

(720) 530-6184

malattyco@aol.com

December 20, 2018

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Telecommunications

Attn: Gregory Dundas and Kathleen Krebs

Washington, D.C 20549

Re: TPT Global Tech, Inc.

Registration Statement on Form S-1

File No. 333-222094

Dear Mr. Dundas and Ms. Krebs:

Attached please find a marked copy of page 46 of the Amended Registration Statement for your approval prior to filing Amendment Number 5 on the EDGAR system.

Please let me know if these amendments meet your satisfaction.

Sincerely,

/s/ Michael A. Littman

Michael A. Littman

Quarter by Quarter Analysis		SaaS	/---------------Content-----------/		Network	Phone	General	Total
Capital :
2018

4	th				$3,000,000	$250,000		$3,250,000
2019
1	st	$250,000	$1,600,000	$2,400,000		$650,000		$4,900,000
2	nd			$2,000,000				$2,000,000
3	rd			$2,000,000				$2,000,000
Working Capital:
2018

4	th	$100,000					$500,000	$600,000
2019
1	st			$100,000		$350,000	$750,000	$1,200,000
2	nd			$450,000		$350,000	$500,000	$1,300,000
3	rd			$450,000		$300,000	$500,000	$1,250,000
		$350,000	$1,600,000	$7,400,000	$3,000,000	$1,900,000	$2,250,000	$16,500,000

	Projected Capital Phases
Form S-1	12/20/2018	$0
Private Placement (negotiations pending)	12/31/2018	$4,500,000
Updated Form S-1	3/31/2019	$12,000,000
		$16,500,000

 46